Exemption number: 82 4639

03 FEB -6 AM 7:21

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

03003657

To:	**Division of Corporation Finance**
Firm:	**United States Securities and Exchange Commission**
Contact name:	**Wojciech Marciniak** Director, Investor Relations
Phone:	*(48 76) 84 78 280*
Fax:	*(48 76) 84 78 205*

Announcement also provided to required statutory authorities

Date: 6 February 2003

Number of pages (including this one): 1

SUPPL

Current report 11/2003

The Management Board of KGHM Polska Miedź S.A. announces that the total value of agreements entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.) over the last 12 months is appx. PLN 584 144 thousand.
The highest value agreement was signed on 5 February 2003, and relates to the sale of copper cathodes in 2003.
The estimated value of this agreement, based on copper cathode quotations on the London Metal Exchange and on the PLN/USD exchange rate of the National Bank of Poland from 4 February 2003, is appx. USD 87 800 thousand, or PLN 337 390 thousand.

The criteria used for describing the agreement as significant is that its value exceeds 10% of the shareholders' funds of the Company.

Legal basis:
(§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

DYREKTOR NACZELNY
Nadzoru Właścicielskiego i Projektów Inwestycyjnych
Józef Dudziak

WICEPREZES ZARZĄDU
Tadeusz Szeląg

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Grzegorz Kubacki, Jarosław Andrzej Szczepek, Tadeusz Szeląg
Share capital: PLN 2 000 000 000 (two thousand million)